January 5, 2007

Ms. Joyce Sweeney

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:                             Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006, June 30, 2006, and September 30, 2006
File Number: 001-14667

Dear Ms. Sweeney:

We have received the staff’s comment letter dated December 14, 2006. Our response to the comment is set forth below:

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Form 10-K/A, filed August 9, 2006

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

1.               We have reviewed your response to comment one of our letter dated October 31, 2006. Your September 30, 2006 Form 10-Q disclosure indicates that implementation of initiatives within your Operational Excellence process may lead to material changes in your operations. Please describe for us the decision-making and approval process, including the timing and level of management involvement, related to significant staff reductions and closures or relocations of facilities. Quantify for us the costs incurred as a result of significant staff reductions and closure or relocations of facilities during 2005 and 2006.

Response

As we described in our December 1, 2006 response to your letter dated October 31, 2006, the significant activities that were conducted through 2006 Operational Excellence initiatives included the closure of loan operations facilities and home loan centers, the outsourcing of corporate administrative functions, technology services and loan appraisal functions, and the closure of retail branches.  Altogether, approximately 15 significant activities were initiated through the first nine months of 2006.  As a result of all of these initiatives, the Company incurred charges totaling $160 million during this nine-month period.  On a per-initiative basis, these charges ranged in amount from less than $1 million to approximately $50 million and the vast majority of the charges were either for severance or expenses related to vacating real property.  These initiatives were not interdependent and did not result in material changes in the scope of, or the manner in which we conduct, the Company’s business.

Significant Operational Excellence activities are authorized by the senior officer (typically a senior or executive vice president) who presides over the business unit that is affected by the initiative.  No further approvals from executive management or the Board of Directors is required for these ordinary-course activities because they do not result in material changes in the scope or the manner in which we conduct the Company’s business.  In contrast, the approval of the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the Board of Directors of the relevant company is required any time an activity is contemplated (whether through implementation of an Operational Excellence initiative or otherwise) that would result in a fundamental change in the scope of the Company’s business or the manner in which its business is conducted.  Accordingly, such approvals were obtained when the Company entered into agreements to sell its retail mutual fund management business and a major portion of its mortgage servicing rights, and the Company applied the disclosure provisions of Statement No. 146 to these initiatives in its third quarter 2006 Form 10-Q.  The portfolio associated with the mortgage servicing rights sale included substantially all of the government loans serviced by the Company.

As we described in our October 12, 2006 response to your letter dated September 15, 2006, Operational Excellence initiatives are conducted through a philosophy of continuous business process improvement.  It was in this letter that we indicated that implementation of initiatives within our Operational Excellence process may lead to material changes in our operations.  Most often, however, these ordinary-course activities do not have a significant impact to the Company’s operations because they involve routine enhancements to methodologies and processes that are used to operate the enterprise.  As the Company’s operational excellence projects in 2005 did not result in significant changes to its operations, the Company did not establish a process to aggregate all the costs associated with their implementation.  Therefore, the 2005 information is not readily available.

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Any additional comments or questions may be addressed to John F. Woods at (206) 500-4163 or to Tony Goulart, III, First Vice President – Financial Reporting Manager at (206) 500-3077.

Sincerely,

/s/ Thomas W. Casey
Thomas W. Casey
Executive Vice President – Chief Financial Officer

/s/ John F. Woods
John F. Woods
Senior Vice President – Controller